Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 09, 2007

List of materials

Documents attached hereto:


i) Press release announcing New PLAYSTATION(R)3 (CECHH00 Series) Comes in Two Color Variations at a New Price


Sony Computer Entertainment Japan


FOR IMMEDIATE RELEASE


   NEW PLAYSTATION(R)3 (CECHH00 SERIES) COMES IN TWO COLOR VARIATIONS
                           AT A NEW PRICE

 New PS3 with 40GB HDD to become available at 39,980 Yen on November 11th, 2007
                   Along With DUALSHOCK(R)3 at 5,500 Yen


Tokyo, October 9, 2007 - Sony Computer Entertainment Japan (SCEJ), a division of Sony Computer Entertainment Inc. (SCEI) responsible for business operations in Japan, today announced that it would launch a new PLAYSTATION(R)3 (PS3(TM)) model in Japan on November 11th at a recommended retail price of 39,980 yen (including tax). The new PS3 is equipped with a 40GB hard disk drive (HDD) and comes in two color variations of "Clear Black" and newly introduced "Ceramic White" to meet a variety of users' lifestyle and preferences. Along with the introduction of the new model, the company also announced that effective October 17th, 20GB HDD and 60GB HDD models currently available in the market will have a recommended retail price of 44,980 yen and 54,980 yen (including tax) respectively.

     Moreover, DUALSHOCK(R)3 Wireless Controller which was revealed at Tokyo Game Show, will become available in the Japanese market on November 11th in two colors of "Black" and "Ceramic White" at a recommended retail price of 5,500 yen including tax.

     While holding the state-of-the-art technologies which define PS3 as an advanced platform to enjoy next generation interactive entertainment contents on Blu-ray Disc as well as via broadband network at home, new PS3 comes in the market at a highly attractive price. Reflecting both the increased efforts to improve software development environment and the availability of a more extensive line-up of PS3 specific titles, the new PS3 will no longer play PlayStation(R)2 titles.

     On the software front, more than 40 disc based software titles for PS3 as well as more than 30 of downloadable new PS3 games and demos via PLAYSTATION(R)Store in Japan have been released to date in the Japanese market since the system's launch in November 2006 and more innovative and exciting new titles are expected to be released toward the holiday season, which include "Dynasty Warriors 6" (KOEI Co., Ltd.), "WORLD SOCCER Winning Eleven 2008" (Konami Digital Entertainment Co., Ltd.), and "TIME CRISIS 4 with GUNCON3" (NAMCO BANDAI Games Inc.) as well as key upcoming first-party titles such as "GRAN TURISMO 5 Prologue", "Ratchet and Clank FUTURE:Tools of Destruction" and "Heavenly Sword".

     Additionally, in collaboration with Sony Pictures Entertainment(Japan)Inc., SCEJ will give a complimentary copy of the original Blu-ray Disc movie, "Spider-Man(TM) 3", to 200,000 purchasers of the 20GB HDD and 60GB HDD models that are currently available in the market from October 17th as well as new PS3 from November 11th as part of its marketing campaign.

     SCEJ will continue to further expand the PS3 platform and create a new world of computer entertainment with innovative and exciting new titles and an enhanced line-up of PS3 systems.


PS3 (CECHH00 Series) Product Overview

Product Name                                   PLAYSTATION(R)3

Product Cord                                   CECHH00(Black)
                                               CECHH00 CW(Ceramic White)

CPU                                            Cell Broadband Engine(TM)

GPU                                            RSX(TM)

Audio output                                   Dolby Digital 5.1ch, DTS 5.1ch,
                                               LPCM 7.1ch, AAC, others *1 *2

Memory                                         256MB XDR Main RAM,
                                               256MB GDDR3 VRAM

Hard disk           2.5" Serial ATA            40GB *3

Inputs/outputs *4   Hi-Speed USB (USB 2.0)     2

Networking                                     Ethernet (10BASE-T, 100BASE-TX,
                                               1000BASE-T) x1
                                               IEEE 802.11 b/g
                                               Bluetooth 2.0 (EDR)

Controller                                     Wireless controller (Bluetooth)

AV output           Resolution                 1080p, 1080i, 720p, 480p, 480i
                    HDMI OUT connector *5      1
                    AV MULTI OUT connector     1
                    Digital out (optical)      1
                     connector

BD/DVD/CD drive     Maximum read rate          BD x2 (BD-ROM)
(read only)                                    DVD x8 (DVD-ROM)
                                               CD x24 (CD-ROM)

Power                                          AC 120V, 60Hz

Power consumption                              Approx280W

External dimensions                            Approx. 325x98x274 mm
(excluding maximum projecting part)            (12.8 x 3.86 x 10.79 in)
                                               (width x height x length)

Mass                                           Approx. 4.4kg (9.7 lb)



*1 A device compatible with Linear PCM 7.1 Ch. is required to output 7.1 Ch. audio, supported by Dolby TrueHD or a similar format, from the HDMI OUT connector.

*2 This system does not support output from the DTS-HD 7.1 Ch. DTS-HD 7.1 Ch. audio is output from a 5.1 or lower channel.

*3 Hard disk capacity calculated using base 10 mathematics (1 GB = 1,000,000,000 bytes). System software versions 1.10 and higher calculate capacity using binary mathematics (1 GB = 1,073,741,842 bytes), which will display lower capacity and free space. A portion of hard disk capacity is reserved for system administration, which varies depending upon system software version, and is not available for use.

*4 Functionality of all storage media types is not guaranteed.

*5 "Deep Color" and "x.v.Color (xvYCC)" defined by HDMI ver1.3a are supported.


DUALSHOCK(R)3 Wireless Controller Product Overview (Sold separately)


Product Name     DUALSHOCK(R)3 Wireless Controller

Product Code     CECHZC2J(Black)
                 CECHZC2J CW (Ceramic White)


Specification    Adopts rumble feature
                 Adopts six-axis sensing system
                 Both wireless (BluetoothR) and wired (USB) connection
                 Lithium-ion battery


About Sony Computer Entertainment Inc.

Recognized as the global leader and company responsible for the progression of consumer-based computer entertainment, Sony Computer Entertainment Inc. (SCEI) manufacturers, distributes and markets the PlayStation(R) game console, the PlayStation(R)2 computer entertainment system, the PSP(R) (PlayStation(R) Portable) handheld entertainment system and the PLAYSTATION(R)3 (PS3(R)) system. PlayStation has revolutionized home entertainment by introducing advanced 3D graphic processing, and PlayStation 2 further enhances the PlayStation legacy as the core of home networked entertainment. PSP is a new handheld entertainment system that allows users to enjoy 3D games, with high-quality full-motion video, and high-fidelity stereo audio. PS3 is an advanced computer system, incorporating the state-of-the-art Cell processor with super computer like power. SCEI, along with its subsidiary divisions Sony Computer Entertainment America Inc., Sony Computer Entertainment Europe Ltd., and Sony Computer Entertainment Korea Inc. develops, publishes, markets and distributes software, and manages the third party licensing programs for these platforms in the respective markets worldwide. Headquartered in Tokyo, Japan, Sony Computer Entertainment Inc. is an independent business unit of the Sony Group.


                                      ###


PlayStation, PLAYSTATION, PS3 and PSP are registered trademarks of Sony Computer Entertainment Inc.

All other trademarks are property of their respective owners.